Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
Abcam (US) Ltd.	United Kingdom
Abcam US Group Holdings Inc.	United States
Abcam Trading (Shanghai) Co. Ltd.	China
BioVision, Inc.	United States
Epitomics Inc.	United States
NKY US Biotech, Inc	United States